Snail, Inc.

12049 Jefferson Boulevard

Culver City, California 90230

(310) 988-0643

September 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce and Matthew Derby

Re:	Snail, Inc. Registration Statement on Form S-3 File No: 333-282030 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Snail, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-282030), to become effective on Friday, September 20, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Patrick J. Egan, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify Mr. Egan when this request for acceleration has been granted.

Very truly yours,

SNAIL, INC.

By:	/s/ Heidy Chow
Name:	Heidy Chow
Title:	Chief Financial Officer

cc:	Patrick J. Egan, Esq., Blank Rome LLP